

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2011

Mr. Douglas A. Koman
Chief Financial Officer
Methode Electronics, Inc.
7401 West Wilson Avenue
Chicago, Illinois 60706-4548

Re: Methode Electronics, Inc
Form 10-K for the fiscal year ended May 1, 2010
File No. 001-33731

Dear Mr. Koman:

    We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief